Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-215024) and related Prospectuses of Marrone Bio Innovations, Inc. for the registration of up to a maximum aggregate offering price of $50,000,000 of its common stock, preferred stock, debt securities, warrants, rights and/or units and to the incorporation by reference therein of our report dated March 30, 2016, with respect to the consolidated financial statements of Marrone Bio Innovations, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Sacramento, California

December 29, 2016